EXHIBIT 99.1

Fury Completes the Sale of Dolly Varden Common Shares to an Institutional Investor

VANCOUVER, BC, - October 13, 2022 - Fury Gold Mines Ltd (TSX: FURY, NYSE American: FURY) (“Fury”) is pleased to announce the completion of the share sale transaction announced on October 3, 2022 (the “Transaction”).

Fury sold 17 million common shares at C$0.40 per share in the capital of the Dolly Varden Silver Corporation (“Dolly Varden”), representing approximately 7.4% of the outstanding common shares, to a well known institutional investor. The proceeds of the Transaction will be used to finance continued exploration at Fury’s Eau Claire and Éléonore South Joint Venture projects in Quebec and for general working capital.

Fury’s ownership interest in Dolly Varden has been reduced from 76,504,590 shares, representing 33% of the outstanding common shares of Dolly Varden, to 59,504,590 shares, representing 26% of the outstanding common shares of Dolly Varden. Fury continues to have two nominees on Dolly Varden’s board of directors under its Investor Rights Agreement with Dolly Varden and will continue to hold its remaining shares in Dolly Varden for investment purposes. Fury will evaluate its investment in Dolly Varden on an ongoing basis and may increase or decrease its holdings in Dolly Varden in the future, subject to its rights and obligations under the Investor Rights Agreement, a copy of which has been filed under Fury’s and Dolly Varden’s SEDAR profile.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes". Specific forward-looking information contained in this release primarily relates to statements that suggest the use of proceeds from the Transaction by Fury and Fury’s investment in Dolly Varden. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially.

No regulatory organization has approved the contents hereof.